Filed by Marvell Technology

Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cavium, Inc.

Commission File No. 001-33435

The following email communication was sent to employees of Cavium, Inc. (“Cavium”) and Marvell Technology Group Ltd. (“Marvell”).

Cavium–Marvell – Integration Update – February 2, 2018

Cavium and Marvell Employees:

Following through on our commitment to keep you informed on the integration’s progress, we are sending you bi-weekly updates, and will post answers to your most commonly asked questions.

LATEST NEWS

•	Our federal antitrust review period, as mandated under the Hart-Scott-Rodino Act (HSR), is now over. As we announced in our January 29 press release, this moves us one step closer to our proposed merger. Up next are several other regulatory reviews and shareholder approvals.

•	On January 17, the integration team’s functional leaders reported on their initial analyses, identifying key dependencies and upcoming decisions. After incorporating feedback, they will share their updated integration plans with the Steering Team in mid-February.

ANSWERS TO YOUR QUESTIONS

Thanks for your questions. Please know that we are committed to sharing information with you as soon as it becomes available. In the meantime, the following are some of the most common questions received:

When is the transaction expected to close?

We are on track to close in mid-calendar 2018. However, this deal is still subject to normal regulatory reviews, which move at their own pace. Our progress in these reviews, along with shareholder votes by both companies, will ultimately determine our closing date. As such, we do not have a specific date at this time.

Are we able to continue hiring for open positions, even with this deal pending?

In many cases, yes. However, certain restrictions may apply. Please check with your manager, recruiter or HR business partner.

Will we consolidate facilities at common locations?

Over time, yes. Our companies currently share many similar locations, and co-locating our employees will enable stronger teamwork and help lower our real estate costs. Our goal throughout facility consolidation will be to minimize disruption to business operations.

Will my company benefits change after the deal closes?

We are currently evaluating Cavium and Marvell benefits offered in each country and will align plans over time, after the deal closes. We will provide more information as soon as we know final decisions and timelines.

Can I communicate with my counterpart at the other company before the deal closes?

No. Until this deal has formally closed, we need to continue operating as two separate and independent companies. As such, all of your non-disclosure and intellectual property agreements still apply. If you have an urgent question or need, please contact your manager or – if necessary – your company’s integration leader.

OTHER QUESTIONS

We will be sending a lot more information as decisions are made. Until then, Marvell employees can submit questions via email to integrationquestions@marvell.com.

Thank you,

Integration Co-Chairs

Raghib Hussain and Andy Micallef

Disclosures

Additional Information and Where to Find It

This communication relates to a proposed transaction between Marvell and Cavium. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Marvell filed a Registration Statement on Form S-4 (Registration No. 333-222235) containing a preliminary joint proxy statement/prospectus with the SEC regarding the proposed transaction on December 21, 2017, as amended on January 24, 2018. The registration statement on Form S-4 has not yet been declared effective by the SEC and is subject to revisions, some of which may be significant. A definitive joint proxy statement/prospectus will be sent to all Cavium stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Cavium and investors and security holders of Marvell are urged to read the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain or will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Marvell or Cavium through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at http://investor.marvell.com/ or upon written request to Marvell at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Cavium with the SEC also may be obtained free of charge at Cavium’s website at http://investor.caviumnetworks.com or upon written request to 2315 N. First Street, San Jose, CA 95131.

For more information, investors are encouraged to visit http://MarvellCavium.transactionannouncement.com.

Participants in Solicitation

Marvell, Cavium and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Cavium’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Cavium’s directors and executive officers and their ownership of Cavium’s common stock is set forth in the joint proxy statement/prospectus. To the extent that holdings of Cavium’s securities have changed since the amounts printed in the joint proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2017 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on May 3, 2017. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction and other documents regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

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